Mail Stop 0407
      						April 25, 2005

Via U.S. Mail and Fax (507) 625-9191

Mr. Michael E. Maes, General Partner
Tasa Products Limited
14508 SE 51 street
Bellevue, WA 98006

	RE:	Tasa Products Limited
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 0-9773

Dear Mr. Maes:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the amended filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Tasa Products Limited
April 25, 2005
Page 2

Form 10-K for the year ended December 31, 2004
Part IV, Item 15
Exhibits 31 and 32

      Please amend your Form 10-K to include the certifications required by Rules 13a-14(a) and 13a-14(b) and the disclosure required by Items 307 and 308 of Regulation S-K.  Note that the company is not
deemed to be current in its Exchange Act reporting obligations until
the amended report, with the required certifications, is filed.
See
Answer to Question #18 of the November 8, 2002 Sarbanes-Oxley
Frequently Asked Questions.    Note also that the amendment must
contain the entire filing, as revised. See Answer to Question #17 of the November 8, 2002 Sarbanes-Oxley Frequently Asked Questions.
In
your response letter, please confirm that your future periodic reports will contain the required certifications and Items 307/308 disclosure.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director

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